Mail Stop 3720

January 9, 2007

Via U.S. Mail and Fax (212-930-9725)
Ben-Tsur Joseph
Chief Executive Officer and
Chief Financial Officer
Inrob Tech, Ltd.
1515 Tropicana Ave.
Suite 140
Las Vegas, NV 89119

     RE: **Form 10-KSB for the fiscal year ended December 31, 2005**
             Filed March 31, 2006;
             File No. 0-49950

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

             Sincerely,

             Larry Spirgel
             Assistant Director